Issuer Free Writing Prospectus

(Supplementing Preliminary Prospectus Supplement

Dated September 29, 2016 and Prospectus Dated September 26, 2016)

Filed Pursuant to Rule 433

Registration Statement No. 333-213782

Pricing Term Sheet

Dated September 30, 2016

Ship Finance International Limited

$225,000,000 Aggregate Principal Amount of

5.75% Convertible Senior Notes due 2021

This term sheet relates only to the notes referenced above (“notes”) and should be read together with the preliminary prospectus supplement dated September 29, 2016 (the “preliminary prospectus supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated September 26, 2016, before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Ship Finance International Limited, a Bermuda exempted company

Ticker/Exchange:	SFL / New York Stock Exchange

Trade Date:	September 30, 2016

Settlement Date:	October 5, 2016

NYSE Last Reported Sale Price on October 29, 2016:	$14.51 per share

Conversion Premium	Approximately 22.5% above the NYSE Last Reported Sale Price on October 29, 2016

Initial Conversion Price:	Approximately $17.77 per common share

Initial Conversion Rate:	56.2596 common shares per $1,000 aggregate principal amount of notes

Title of Securities:	5.75% Convertible Senior Notes due 2021 (the “notes”)

Aggregate Principal Amount Offered:	$225,000,000 aggregate principal amount of notes

Price to Public:	100%, plus accrued interest, if any, from October 5, 2016

Underwriting Discounts and Commissions:	2.0%

Use of Proceeds:

The Issuer estimates that the proceeds from this offering will be approximately $220 million, after deducting the underwriters’ discount and estimated fees and expenses payable by the Issuer.

The Issuer intends to use all of the net proceeds of this offering for general corporate purposes, including working capital and the redemption or the repurchase in the open market, in negotiated transactions or otherwise, of all or a portion of our outstanding $350 million aggregate principal amount of 3.25% senior unsecured convertible notes due 2018, or the “3.25% Senior Notes due 2018”. There are no agreements or understandings regarding repurchases of a material amount of the 3.25% Senior Notes due 2018 as of the date of hereof. The amount, timing and price at which such transactions may be effected will be in the sole discretion of the Issuer. The 3.25% Senior Notes due 2018 mature on February 1, 2018 and bear interest at 3.25% per year.

Pending the use of the net proceeds from this offering, the Issuer plans to invest the proceeds in a variety of capital preservation investments at its sole discretion, including interest-bearing obligations and certificates of deposit. See “Use of Proceeds” in the preliminary prospectus supplement.

Maturity:	October 15, 2021, unless earlier converted, redeemed or repurchased. At maturity, the Issuer will pay the principal amount per note plus accrued and unpaid interest in whole in cash, or in part in cash and in part in common shares, at its election, as described in the preliminary prospectus supplement.

Annual Interest Rate:	5.75%

Interest Payment Dates and Record Dates:	Interest will accrue from October 5, 2016 or from the most recent date on which interest has been paid or provided for, and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2017, to holders of record at the close of business on the preceding January 1, April 1, July 1 and October 1, respectively.

CUSIP Number:	G81075 AF3

ISIN Number:	USG81075AF39

Joint Book-Running Managers:	Jefferies LLC ABG Sundal Collier, Inc. Morgan Stanley & Co. LLC

Co-Managers:	Clarksons Platou Securities, Inc. Seaport Global Securities LLC

Adjustment to Shares Delivered upon Conversion upon a Make- Whole Fundamental Change:	The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of notes for each stock price and effective date set forth below in certain circumstances in connection with a “make-whole fundamental change” (as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$14.51	$15.50	$16.50	$17.77	$19.00	$21.00	$23.00	$25.00	$27.00	$30.00
October 5, 2016	12.6583	11.8501	9.3646	6.7849	4.7930	2.4118	0.9100	0.1924	0.0293	0.0171
October 15, 2017	12.6583	11.7791	9.2798	6.7004	4.7246	2.3833	0.8752	0.1884	0.0256	0.0171
October 15, 2018	12.6583	11.5146	8.9889	6.4191	4.4772	2.2214	0.8404	0.1844	0.0219	0.0171
October 15, 2019	12.6583	10.9598	8.3949	5.8338	3.9509	1.8452	0.6447	0.1404	0.0182	0.0171
October 15, 2020	12.6583	9.9017	7.2131	4.6408	2.8667	1.0928	0.2926	0.0484	0.0182	0.0171
October 15, 2021	12.6583	8.2564	4.3464	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $30.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $14.51 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 68.9179 shares of common stock per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement.

The Issuer has filed a registration statement, as well as the preliminary prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC that are incorporated by reference into the preliminary prospectus supplement and accompanying prospectus for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 12th Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: Prospectus_Department@Jefferies.com, ABG Sundal Collier Inc., Douglas Miller, 850 Third Avenue, Suite 9-C, New York, New York 10022, douglas.miller@abgsc.com, +1 212-605-3827, or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.

This pricing term sheet does not contain a complete description of the notes or the notes offering. It should be read together with the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.